Exhibit 3(ii)
Revised Bylaw

11.  Removal.  Except as otherwise provided in the Articles of Incorporation or in these By-Laws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of the percentage of stock required for his election. The vacancy in the Board of Directors caused by any such removal may be filled by such shareholders at such meeting, or, if the shareholders at such meeting shall fail to fill such vacancy, by the Board of Directors as provided in paragraph 12 of this Article. The Board of Directors may remove, with or without cause, a director appointed by the Board of Directors by the affirmative vote of a majority of directors.